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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

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F O R M  6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2003

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]            Form 40-F [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [-]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [-]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [-]        No [x]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

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Contact:

David Leichner

Vice President, Worldwide Marketing

Magic Software Enterprises Ltd.

(949) 250-1718 ext. 299

davidl@magicsoftware.com

Guy Bernstein

CFO

Magic Software Enterprises Ltd.

972-3-538-9292

gbernstein@magicsoftware.com

Magic Software Announces Solid Third Quarter Results

and Significant Growth in License Sales and Net Profit

OR YEHUDA, ISRAEL (November 5, 2003) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art business integration and development technology, today reported its results for the quarter ended September 30, 2003.

Third Quarter Results

Net profit for the third quarter of 2003 was $813,000 (or $0.03 per share) as compared with a net loss of $2.16 million (or ($0.07) per share) recorded in the third quarter of 2002.

Total revenues for the third quarter ended September 30, 2003 were $15.67 million, a 13% increase from $13.82 million in the comparable quarter of 2002.

Software license revenues have reached $4.75 million in the reported quarter, a 38% increase from sales of $3.45 million in the third quarter of 2002. Application sales were $1.70 million for the reported quarter, compared with $1.92 million in the comparable quarter of 2002.

Revenues from consulting and other services in the third quarter reached $6.46 million, a 14% increase from $5.69 million for the third quarter of 2002. Maintenance and support revenues reached $2.76 million in the third quarter of 2003, almost identical to the $2.77 million in the third quarter of 2002.

In the third quarter of 2003, sales in Europe increased by 48% as compared to the third quarter of 2002, accounting for 40% of total revenues, while North America and Asia/Pacific accounted for 33% and 27% of total revenues in the reported quarter, respectively.

“Once again, we have delivered a profitable quarter and continued growth in license revenues. We are pleased with our third quarter numbers in what still continues to be an uncertain technology market,“ said Menachem Hasfari, chief executive officer of Magic Software Enterprises. “We are encouraged with the continued signs of momentum and penetration we are experiencing with new and existing customers, and our growing pipeline.

Although it is too early to say that the technology market has fully recovered, we are building the infrastructure and tools needed to enable growth and continued profitability in 2004, with a focus on strategic planning, product development, strict expense monitoring, extensive personnel training and the forging of new partnerships.”

“We are optimistic about our long-term business model and the Business Integration, Process Management and Development markets we are focused on with our iBOLT Integration Suite strategy,” stated Hasfari. “We continue to invest in our product roadmap and the supporting infrastructure to capitalize on what we believe is an exciting high growth market.”

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises’ last earnings statement:

New Partnerships

During the quarter, Magic Software announced new iBOLT partnerships in an effort to strengthen its iBOLT delivery capacity, including:

Avesta, a global US-based system integrator signed on as an iBOLT Integration partner to provide their clients with an open standards business integration and process framework;

ISDC, a leading Dutch System Integrator who became an iBOLT Integration partner to enable their customers to be more successful by delivering cost efficient customizable solutions incorporating the latest emerging technologies;

and Gruppo Engineering, one of the leading system integrators in Italy to become an iBOLT Integration partner after being convinced that iBOLT enables them to implement business and process integration more rapidly and at a lower cost than competitive products.

New Deals

Among the significant new deals closed or announced during the quarter were:

King Solutions in the USA, a subsidiary of King Companies, to implement and integrate supply chain automation solutions using the iBOLT Integration Suite;

CoreTech Consulting, a subsidiary of Magic Software, to provide development and enterprise application integration (EAI) services to a global human resources consulting company and outsourced services for a new security tool deployment for a global pharmaceutical company;

Paz Gaz, the largest gas distribution company in Israel, to upgrade and automate gas distribution systems with eDeveloper;

Bayerngrund, a leading German real estate and land development company, to develop and deploy new applications for the iSeries using eDeveloper;

SVP in France, a leading provider of business advisory, research and consulting services, to integrate complex systems and applications including SAP, using iBOLT;

OTP Garancia Insurance, one of the largest insurance companies in Hungary to implement an internal IT customer service and help desk system with eDeveloper;

Rappold Winterthur Technology, the 3rd largest manufacturer of bonded abrasives for industrial applications in Europe, to develop and deploy new applications for the iSeries;

Israeli Electricity Company, to implement an enterprise information portal with the iBOLT Portal solution.

Industry Recognition

During the quarter, the Company continued to receive significant recognition from leading industry analysts. The iBOLT Integration Suite received confirmation of compliance within Giga Group’s Application Integration Framework (AIF) model. In addition, Giga highlighted Magic Software as a leading vendor of Business Process Management (BPM) functionality.

The Company also continued to build credibility in the market with the launch of its Autumn Webinar Series, in conjunction with IBM and ebizQ. The series includes a range of online seminars promoting best practices in business integration and application development. Already, hundreds of IT and business professionals have taken part in these Webinars to learn more about the Company’s products and trends in the integration market.

Conference Call

Magic Software will host a conference call today, November 5, 2003, at 12:00 p.m. EST to discuss the Company’s third quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America

1-(888) 273-9885

International

1-(612) 332-0530

Callers should reference “Magic Software Q3 Earnings Conference Call” with the AT&T Operator.

A replay of the conference call will be available from 3:30 p.m. EST on November 6, 2003, through 4:59 p.m. EST on November 20, 2003.  Interested parties should call the appropriate number below:

North America

(800) 475-6701

International

(320) 365-3844

Callers should reference Access Code No. 702493.

About Magic Software Enterprises

Magic Software Enterprises, a member of the Formula Group (Nasdaq: FORTY), develops, markets and supports software development, deployment and integration technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems.  Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries.  The Company's North American subsidiary is located at 17310 Redhill Avenue #270, Irvine, CA 92614-5637, telephone (800) 345-6244, (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com/.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties.  Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company’s most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	September 30, 2003 (Unaudited)	December 31,2002
Assets
Current assets
Cash and cash equivalents	$12,797	$24,785
Trade receivables	17,306	13,605
Related parties	228	624
Other receivables and prepaid expenses	4,224	4,113
Inventories	191	175
Total current assets	34,746	43,302

Severance pay fund	1,699	1,465
Investments in affiliated companies	137	748
Fixed assets, net	7,896	8,432
Goodwill	20,649	20,721
Other assets, net	10,390	9,854
Total assets	$75,517	$84,522

Liabilities
Current liabilities
Short-term bank debt	$2,702	$3,464
Trade payables	2,690	2,831
Accrued expenses and other liabilities	14,850	13,703
Total current liabilities	20,242	19,998

Long-term loans	332	414
Accrued severance pay	2,105	1,861
Minority interests	1,227	1,228

Shareholders' equity
Share capital	788	788
Capital surplus	103,620	114,760
Treasury stock	(5,773)	(5,667)
Accumulated deficit	(47,024)	(48,860)
Total shareholders' equity	$51,611	$61,021
Total liabilities and shareholders’ equity	$75,517	$84,522

Unaudited Consolidated Statement of Operations (US Dollars in Thousands)
	Three Months ended September 30,		Nine Months ended September 30,
	2003	2002	2003	2002
Revenues
Software sales	$4,750	$3,446	$13,352	$11,561
Applications	1,700	1,921	5,025	6,102
Maintenance	2,756	2,769	8,000	8,115
Consultancy & other services	6,462	5,685	19,718	20,465
Total Revenues	$15,668	$13,821	$46,095	$46,243

Cost of Revenues
Software sales	$1,150	$1,287	$3,559	$3,857
Maintenance	651	966	1,906	3,076
Consultancy & other services	4,039	4,603	12,489	14,481
Total Cost of Revenues	$5,840	$6,856	$17,954	$21,414

Gross Profit	$9,828	$6,965	$28,141	$24,829

Research & development, net	1,242	1,299	3,390	4,014
Sales, marketing, and general & administrative expenses	6,928	7,317	21,274	22,042
Depreciation	502	414	1,312	1,283
Operating Income (Loss)	$1,156	$(2,065)	$2,165	$(2,510)

Financial income (loss), net	(31)	63	199	575
Income (Loss) before taxes	1,125	(2,002)	2,364	(1,935)
Taxes on income	111	68	123	337
Income (loss) before minority interests	1,014	(2,070)	2,241	(2,272)
Minority interests in income of subsidiaries and capital loss	166	85	370	103
Capital loss	35		35
Net income (loss)	$813	$(2,155)	$1,836	$(2,375)

Basic Earnings per Share	$0.03	$(0.07)	$0.06	$(0.08)
Diluted Earnings per Share	$0.03	$(0.07)	$0.06	$(0.08)
Weighted Avg. Shares Outstanding (000)	29,480	29,748	29,488	29,752
Diluted Weighted Avg. Shares Outstanding (000)	30,685	29,748	30,339	29,752

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.

(Registrant)

By /s/ Menachem Hasfari

Menachem Hasfari

Chief Executive Officer

Date: 5 November, 2003